                           UNITED STATES SEC USE ONLY
                             Washington, D.C. 20549

                                    RULE 144

                     NOTICE OF PROPOSED SALE OF SECURITIES
             PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

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1(a) NAME OF ISSUER (Please type or print) (b) IRS IDENT. NO. (c) SEC FILE NO.
     Layne Christensen Company                 480920712       0-20578

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1(d) ADDRESS OF ISSUER  STREET  CITY   STATE   ZIP CODE  (e)TELEPHONE NO.
1900 Shawnee Mission Parkway                               (913) 362-0510
Mission Woods, Kansas  66205

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2(a) NAME OF PERSON FOR WHOSE  (b) SOCIAL SECURITY    (c) RELATIONSHIP
     ACCOUNT THE SECURITIES        NO. OR IRS IDENT.      TO ISSUER
     ARE TO BE SOLD                NO.

     Obus, Nelson                                         Director

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(d) ADDRESS        STREET              CITY                ZIP CODE
                                450 Seventh Ave
                              New York, NY, 10123
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INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the SEC File Number.
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                                         SEC USE
3(a)           (b)                       ONLY     (c)           (d)          (e)                (f)                (g)
------------   ---------------------     -------  ---------     ---------    ----------------   ----------------   -----------------
Title of the   Name and Address of       Broker-  Number of     Aggregate    Number of Shares   Approximate        Name of Each
Class of       Each Broker Through       Dealer   Shares or     Market       or Other Units     Date of Sale       Securities
Securities     Whome the Securities      File     Other Units   Value        Outstanding        (See instr. 3(f))  Exchange
to be Sold     are to be Offered         Number   to be Sold    (See instr.  (See instr. 3(e))  (MO. DAY YR.)      (See instr. 3(g))
               or Each Market                     (See instr.   3(d))
               Maker who is                       3(c))
               Aquiring the
               Securities
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Common Stock   Knight Capital                     33,000        799,590       12853187          09/15/05           NASD
               Group, Inc.
               545 Washington
               Blvd.
               Jersey City, NJ 07310
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                        TABLE I - SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

                                               Name of Person
                                               from Whom Acquired
Title of   Date You  Nature of                 (If gift, also give date   Amount of             Date of
the Class  Acquired  Acquisition Transaction   donor acquired)            Securities Acquired   Payment     Nature of Payment
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Common    03/03/00  Open Market Purchase      Open Market Purchase       26,456                03/03/00     Working Capital
Stock
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Common    05/08/00  Open Market Purchase      Open Market Purchase       2,000                 05/08/00     Working Capital
Stock
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Common    05/12/00  Open Market Purchase      Open Market Purchase       4,544                 05/12/00     Working Capital
Stock
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              TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

                                                                               Amount of     Gross
Name and Address of Seller         Title of Securities Sold    Date of Sale    Securities    Proceeds
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Wynnefield Partners Small
  Cap Value, L.P. (1)
  450 Seventh Avenue
  New York, New York 10123         Common Stock                9/12/05         34,300        $881,651.44
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REMARKS: (1) Mr. Obus is a co-managing member of Wynnefield Capital Management,
             LLC which is the sole general partner of Wynnefield Partners Small Cap Value, L.P.

INSTRUCTIONS:

See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to sales by all persons whose sales are required by paragraph
(e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:

The person for whose account the securities to which this notice relates are to sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which have not been publicly disclosed.

Date: 09/12/2005                      /s/ Nelson Obus
                                      Name:  Nelson Obus
                                      Title: Director



The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001).